SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 8)*

                            General Housewares Corp.
                                 (Name of Issuer)

                        Common Stock, par value $.33-1/3
                          (Title of Class of Securities)

                                    370073108
                                  (Cusip Number)

                           John A. (Pete) Bricker, Jr.
                           1601 Elm Street, Suite 4000
                              Dallas, Texas  75201
                                  (214)720-1688
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  June 18, 1999
             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**The total number of shares of Stock reported herein is 15,600 shares, which constitutes approximately 0.4% of the total number of shares outstanding. All ownership percentages set forth herein assume that there are 4,027,912 shares of Stock outstanding.

1.        Name of Reporting Person:

          Sandera Partners, L.P.

2.        Check the Appropriate Box if a Member of a Group:
                                                             (a) /   /

                                                             (b) / X /

3.        SEC Use Only


4.        Source of Funds: WC (See Item 3)

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

                                                                 /   /
6.        Citizenship or Place of Organization: Texas


               7.   Sole Voting Power: -0-
Number of
Shares
Beneficially   8.   Shared Voting Power: 100
Owned By
Each
Reporting      9.   Sole Dispositive Power: -0-
Person
With
               10.  Shared Dispositive Power: 100


11.       Aggregate Amount Beneficially Owned by Each Reporting Person:

          100

12.       Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:
                                                                 /   /

13.       Percent of Class Represented by Amount in Row (11): <0.1%

14.       Type of Reporting Person: PN

1.        Name of Reporting Person:

          Newcastle Partners, L.P.

2.        Check the Appropriate Box if a Member of a Group:
                                                             (a) /   /

                                                             (b) / X /

3.        SEC Use Only


4.        Source of Funds: WC (See Item 3)

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

                                                                 /   /
6.        Citizenship or Place of Organization: Texas


               7.   Sole Voting Power: -0-
Number of
Shares
Beneficially   8.   Shared Voting Power: 15,500
Owned By
Each
Reporting      9.   Sole Dispositive Power: -0-
Person
With
               10.  Shared Dispositive Power: 15,500

11.       Aggregate Amount Beneficially Owned by Each Reporting Person:

          15,500

12.       Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:
                                                                 /   /

13.       Percent of Class Represented by Amount in Row (11): 0.4%

14.       Type of Reporting Person: PN

          Pursuant to Rule 13d-2(a) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby amend their Schedule 13D Statement dated April 8, 1998, as amended by Amendment No. 1 dated May 15, 1998, as amended by Amendment No. 2 dated June 8, 1998, as amended by Amendment No. 3 dated July 14, 1998, as amended by Amendment No. 4 dated July 21, 1998, as amended by Amendment No. 5 dated September 28, 1998, as amended by Amendment No. 6 dated November 17, 1998, as amended by Amendment No. 7 dated May 26, 1999 (the "Schedule 13D"), relating to the Common Stock, par value $.33-1/3 per share (the "Stock"), of General Housewares Corp. Unless otherwise indicated, all defined terms used herein shall have the same meanings respectively ascribed to them in the Schedule 13D.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

          Item 5 is hereby amended and restated in its entirety as follows:

          (a)

          Reporting Persons

          Sandera

          Pursuant to Rule 13d-3(a), Sandera is the beneficial owner of 100 shares of the Stock, which constitutes less than 0.1% of the 4,027,912 shares of the Stock outstanding.

          Newcastle

          Pursuant to Rule 13d-3(a), Newcastle is the beneficial owner of 15,500 shares of the Stock, which constitutes approximately 0.4% of the 4,027,912 shares of the Stock outstanding.

          Controlling Persons

          Each of (1) SCM, as the sole general partner of Sandera and (2) Capital, as the sole general partner of SCM, may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 100 shares of the Stock, which constitutes less than 0.1% of the 4,027,912 shares of the Stock outstanding.

          In their capacities as controlling persons of Capital, each of Bricker and C. Hunt may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 100 shares of the Stock, which constitutes less than 0.1% of the 4,027,912 shares of the Stock outstanding.

          In his capacity as a controlling person of Capital and as the sole general partner of Newcastle, Schwarz may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 100 and 15,500 shares of the Stock, respectively, which constitutes approximately 0.4% of the 4,027,912 shares of the Stock outstanding.

          Each of (1) Hunt Financial, as the majority equity owner of Capital, and Hunt Group, as the sole general partner of Hunt Financial, may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 100 shares of the Stock, which constitutes less than 0.1% of the 4,027,912 shares of the Stock outstanding.

          In  their capacities as controlling persons of Hunt Group, each of (1)
C. Hunt, (2) Holland, and (3) L. Hunt, may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 100 shares of the Stock, which constitutes less than 0.1% of the 4,027,912 shares of the Stock outstanding.

          To the best of the knowledge of each of the Reporting Persons, other than as set forth above, none of the persons named in Item 2 herein is the beneficial owner of any shares of the Stock.

          (b)

          Reporting Persons

          Sandera

          Acting through its general partner, SCM, Sandera has the shared power to vote or to direct the vote and to dispose or to direct the disposition of 100 shares of the Stock.

          Newcastle

          Acting through its general partner, Schwarz, Newcastle has the shared power to vote or to direct the vote and to dispose or to direct the disposition of 15,500 shares of the Stock.

          Controlling Persons

          Acting through its general partner, Capital, SCM has the shared power to vote or to direct the vote and to dispose or to direct the disposition of 100 shares of the Stock.

          In their capacities as controlling persons of Capital, each of (1) Bricker and (2) C. Hunt has the shared power to vote or to direct the vote and to dispose or to direct the disposition of 100 shares of the Stock.

          In his capacity as a controlling person of Capital and as the sole general partner of Newcastle, Schwarz has the shared power to vote or to direct the vote and to dispose or to direct the disposition of 15,600 shares of the Stock.

          Each of (1) Hunt Financial, as the majority equity owner of Capital, and (2) Hunt Group, as the sole general partner of Hunt Financial, has the shared power to vote or to direct the vote and to dispose or to direct the disposition of 100 shares of the Stock.

          In  their capacities as controlling persons of Hunt Group, each of (1)
C. Hunt, (2) Holland, and (3) L. Hunt has the shared power to vote or to direct the vote and to dispose or direct the disposition of 100 shares of the Stock.

          (c) On June 18, 1999, Sandera sold 496,999 shares of Stock at $19.95 per share through an after hours brokerage transaction.

          (d)  Not applicable.

          (e) On June 18, 1999, the Reporting Persons ceased to be the beneficial owners of 5% or more of the Stock.

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



          DATED:     June 21, 1999



               SANDERA PARTNERS, L.P.

                  By: Sandera Capital Management, L.P., its general partner

                    By: Sandera Capital, L.L.C., its  general partner



                       By: /s/ John A. (Pete) Bricker, Jr.

                         John A. (Pete) Bricker, Jr., President



                NEWCASTLE PARTNERS, L.P.



                    By:  /s/ Mark E. Schwarz

                         Mark E. Schwarz, general partner

                              EXHIBIT INDEX



EXHIBIT        DESCRIPTION

99.1                  Agreement   and  Power  of  Attorney  pursuant   to   Rule
               13d-1(k)(1)(iii), previously filed.

99.2                  Agreement   and  Power  of  Attorney  pursuant   to   Rule
               13d-1(k)(1)(iii), previously filed.